Rentokil Initial

RECEIVED
2006 MAR 10 P 12: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

06011555

1 March 2006

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

BEST AVAILABLE COPY

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.
6. Releases to the London Stock Exchange.	6. 6.1 Statement re Manned Guarding 6.2 Statement re Head Office 6.3 Final Results

PROCESSED
MAR 10 2006
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
Director Group Secretariat

(6.1)

Rentokil Initial

RECEIVED
2006 MAR 10 P 12: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Statement re Manned Guarding

Rentokil Initial PLC
08 February 2006

Rentokil Initial plc explores sale of Manned Guarding business

Rentokil Initial plc ('the Company') notes recent press speculation and confirms that it is exploring the possible disposal of its Manned Guarding business which provides services in the UK, North America and Belgium.

Manned Guarding is a high quality business with good market positions and a strong management team. However the Company believes that there may be other parties whose strategic focus and/or investment priorities will mean they are able to realise the full potential of this business.

Enquiries:

John Sunnucks, Kate Holgate, Brunswick Group LLP: 020 7404 5959

Notes to Editors

Rentokil Initial plc is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 90,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include pest control, tropical plants, hygiene services, facilities services, electronic security and parcels delivery.

This information is provided by RNS
The company news service from the London Stock Exchange

6.2

Rentokil Initial

Statement re Head Office

Rentokil Initial PLC
20 February 2006

RENTOKIL INITIAL plc
Head Office Location

With effect from 20th February 2006, Rentokil Initial plc's head office and registered office is as follows:

Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3000
Fax +44 (0)20 7866 3800

Web

www.rentokil-initial.com

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

6.3

Rentokil Initial

RECEIVED
2006 MAR 10 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Final Results

Rentokil Initial PLC
23 February 2006

23 February 2006

RENTOKIL INITIAL PLC
PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

£m	Q4 05	Q4 04	% change	FY 05	FY 04	% change
Continuing Operations(1) At 2004 constant exchange rates:(2)						
Revenue	616.5	570.0	8.2%	2,286.1	2,181.4	4.8%
Operating profit(3)	78.8	91.0	(13.4%)	306.1	356.4	(14.1%)
Adjusted operating profit(4)	88.9	89.3	(0.4%)	325.9	359.7	(9.4%)
Profit before income tax(3)	65.6	75.1	(12.6%)	252.9	304.6	(17.0%)
Adjusted profit before income tax(4)	75.7	73.4	3.1%	272.7	307.9	(11.4%)
Continuing Operations(1) At actual exchange rates:						
Revenue	623.3	574.6	8.5%	2,301.2	2,181.4	5.5%
Operating profit	67.9	60.8	11.7%	243.3	308.5	(21.1%)
Operating profit analysed as: - Operating profit (before amortisation of customer list & exceptional items)	79.6	92.1	(13.6%)	308.5	356.4	(13.4%)

- Amortisation of customer lists	(5.5)	(5.6)	1.8%	(23.0)	(22.2)	(3.6%)
- Exceptional items	(6.2)	(25.7)	75.9%	(42.2)	(25.7)	(64.2%)
Share of profit from associates (net of tax)	0.5	0.5	-	2.2	1.8	22.2%
Net interest payable	(13.7)	(16.3)	16.0%	(55.4)	(53.6)	(3.4%)
Profit before income tax	54.7	45.0	21.6%	190.1	256.7	(25.9%)
Profit after income tax				138.6	186.9	(25.8%)
Free cash flow(5)				160.4	241.0	(33.4%)
Basic earnings per share (continuing)				7.52p	10.24p	(26.6%)
Dividends per share (paid and proposed)				7.38p	6.71p	10.0%

(1) All figures are for continuing operations and are unaudited. Style Conferences and seven other smaller businesses have been treated as discontinued businesses and their results, including a profit on disposal of £171.3m, have been excluded from the current and prior year figures above. Profit for the year including discontinued operations was £324.4m (2004: £192.1m).

(2) Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2004.

(3) Operating profit and profit before tax (PBTA) is before amortisation of customer lists of £22.7m (2004: £22.2m) and exceptional items of £42.2m (2004: £25.7m).

(4) Adjusted operating profit and adjusted profit before tax (adjusted PBTA) is before amortisation of customer lists of £22.7m (2004: £22.2m) and exceptional items of £42.2m (2004: £25.7m) but before items of a one-off nature of £19.8m (2004: £3.3m). See appendix 4 for further details.

(5) See note 12 for reconciliation of net cash flows generated from operating activities to free cash flow.

HIGHLIGHTS

- Q4 revenue up 8.2% over same period last year and up 4.8% for the full year at constant exchange rates; revenue up in all business segments

- Operating profit (before amortisation of customer lists and exceptional items) down 13.4% in Q4 versus last year at constant exchange rates and 14.1% lower for the full year. Rate of profit deterioration slowing - adjusted operating profit down 0.4% in Q4 compared with 8.3% in Q3 and 14.4% in H1

- Portfolio up 5.1% (annualised rate) in Q4 with better revenue growth and lower terminations than H1

- Full year profit before income tax down 25.9%

- Full year dividend per share of 7.38p, up 10.0%

- Right structure and senior team established

- Turnaround plan on track

- Active management of business portfolio

  - Sale of Style conferences
  - Acquisition of JC Ehrlich, fourth largest US pest control company
  - Buying back City Link franchises
  - Closure of loss-making UK linen and workwear activities
  - Exploring possible sale of Manned Guarding

- Clarification of capital structure, steps being taken to eliminate pension deficit

Commenting on the preliminary results, Doug Flynn, CEO of Rentokil Initial, said:

'In 2005 we set out to determine the causes of the deep-set problems facing Rentokil Initial and to develop a clear plan to address them. This has been done and the plan is now being implemented. Our strategic objectives are focused on the businesses within the group that have the potential to create most shareholder value. We have created a clear organisational structure

aligned with these objectives and put in place a leadership team with the skills and capabilities to deliver them.

'Whilst we anticipate the turnaround being a difficult process, there are some clear signs of progress. We expect to see improving revenue growth and contract retention in 2006, despite unhelpful trading conditions in our main markets. There will be significant organic investment and one-off costs in the first half of the year which will impact prior year comparisons. Although we do not expect to achieve full year adjusted PBTA growth before 2007, we do expect to exit 2006 on a rising trend in the second half.'

OVERVIEW OF THE YEAR

The first half of the year focused on analysing the extent and nature of the problems the Company faces. A comprehensive review of all the Company's businesses was detailed at the time of the interim results in August. An extensive programme of initiatives to address these problems was developed and in the second half of 2005 management's focus has been on executing these initiatives. These fall into three categories: strategy; people and structure; and operations. The focus is on the businesses with the potential to create most shareholder value, identified as those that enjoy or can build leadership positions in their markets, can sustain profitable growth and add value as a group.

Strategy

The aim is to provide clear strategic focus and investment priorities and to build stronger strategic positions in priority businesses. Initiatives completed in 2005 include the disposal of Style Conferences, a review of the group's capital structure which included measures to address the deficit in the UK defined benefit pension scheme, the announcement of the intention to cease franchising in City Link and the merger of the two continental European washroom businesses. Forty acquisitions were made in 2005 for a total consideration of £49.7 million.

Since the end of the year, further progress has been made.

The acquisition of JC Ehrlich, the largest independently-owned and fourth largest overall pest control company in the USA, was announced on 24 January 2006 for a consideration of $141.8 million (£80.1 million). Ehrlich has an excellent reputation and a strong market position in the growing US pest control industry and provides a platform for growth in this important market.

After extensive exploration of all options, it was decided to close the loss-making UK linen and workwear activities on 30 April 2006. It had been hoped that it would be possible to sell this business to one or more parties but the serious risk of regulatory intervention and the consequent uncertainty in terms of timing, costs and eventual exit led to the conclusion that a third party sale was not feasible and that closure was the only viable option.

Most recently, it has been confirmed that the Company is exploring the possible disposal of its Manned Guarding activities.

People and Structure

It is essential to have the right people and structure in place to support the turnaround initiatives and much progress was made in this area in 2005. In addition to the CEO, a number of key senior appointments were made including a new CFO, MDs of the Pest Control/Plants and Asia Pacific divisions, HR Director and Head of the Change Programme Office.

The operating structure was reorganised on 1 September 2005 into six new divisions. This and all future results announcements will be based on this new divisional structure.

Operations

In this area, work has focused on implementing turnarounds in some of the group's most important operations. These are:

UK Pest Control: this business had been losing customers, principally due to dissatisfaction with service levels as a result of underinvestment in service personnel and processes. Customer terminations negatively affect the economics of route-based businesses, impacting margins and profitability, as well as a loss of market share. In 2005 additional service personnel were recruited and new scheduling processes introduced. Ongoing work includes initiatives to improve service consistency, customer responsiveness and staff churn.

UK Washrooms: historically, the operations of UK Washrooms had been integrated with the loss-making Linen and Workwear business. As a precursor to exiting the latter, a complex and lengthy process of separating the plant and delivery mechanisms associated with the two activities had to be effected. This was completed in December 2005 and has enabled the detailed plan to integrate the Rentokil and former BET washroom businesses to commence.

French Textiles: this is the group's largest single business but its flawed organisational structure has restricted development. Restructuring was completed during 2005 and the business is now organised around core processes rather than on a geographical basis. Recruitment of key management posts is continuing, as is a systems integration programme.

European Washrooms: as in the UK, the Rentokil and former BET washroom businesses had yet to be fully integrated. The majority of this work was completed by the end of the year and full integration will be achieved by the end of the first half of 2006.

To support these programmes and all the group's activities, improvement is being made to IT and other business systems, replacing the myriad of customer-built and paper-based processes which have been used historically.

OUTLOOK

Market conditions in 2006 are unlikely to be helpful in the group's major European markets and the UK is expected to weaken.

Revenue growth and contract retention are both expected to improve in 2006 as the operational turnarounds take effect and the investment made in sales and service begins to bear fruit. There will be significant organic investment and one-off costs in the first half of the year which will impact prior year comparisons.

Although we do not expect to achieve full year adjusted PBTA growth before 2007, we do expect to exit 2006 on a rising trend in the second half.

We are unlikely to increase the dividend in 2006. Beyond 2006, we expect to take a cautious approach to dividend growth until a recovery is well established.

For further information:

Shareholder/analyst enquiries:
Doug Flynn, Chief Executive Officer
Andrew Macfarlane, Chief Financial Officer
Lisa Williams, IR Manager

Rentokil Initial plc
Tel: 020 7866 3000

Media enquiries:

John Sunnucks Brunswick Group
Kate Miller Tel: 020 7404 5959

GROUP PERFORMANCE

Basis of Preparation

In all cases, unless otherwise stated, references to operating profit and profit before tax are for continuing businesses before amortisation of customer lists and exceptional items. References to adjusted operating profit and adjusted profit before tax also exclude items of a one-off nature totalling a net cost of £19.8m (2004: £3.3m) that, in addition to exceptional items and amortisation of customer lists, have impacted the results for the year. These principally relate to reorganisation and redundancy costs, other asset impairments, profit on the sale of land and buildings and professional and other costs in the group centre. A further analysis of these costs by division is provided in appendix 4.

The group management structure was reorganised as of 1 September 2005 and the discussion of the results for the year has been presented in line with the new divisional structure based upon the way the businesses are now managed. This has principally resulted in separate Asia Pacific and South Africa (Other) divisions. For statutory purposes the businesses within these geographic divisions have been reallocated back to the relevant business segments in line with the requirements of International Financial Reporting Standards (IFRS) - see appendix 4. Central costs directly attributable to divisional management have been included with the relevant divisions and statutory segments. Previously these were included within central overheads. Prior reported periods have been restated accordingly.

Please refer to appendices 1,2,3 and 4 for divisional analysis of portfolio, revenue, operating profit and one-off items for the fourth quarter and full year at both constant and actual exchange rates. Appendices A and B attached show the restated analysis by quarter for 2005.

Capex is stated on an accruals basis and represents amounts capitalised in fixed assets.

In the commentary, all comparisons, unless otherwise stated, are at constant 2004 exchange rates.

Fourth Quarter

Revenue for continuing businesses in the fourth quarter was 8.2% higher than last year at constant exchange rates and 8.5% higher at actual exchange rates. All divisions recorded revenue growth over the prior year. Operating profit fell by 13.4% compared with the fourth quarter of 2004 at constant exchange rates and by 13.6% at actual exchange rates. Pest Control, Tropical Plants, City Link and Manned Guarding each had higher operating profit than last year but this was offset by declines in other businesses. Profit before tax, exceptional items and amortisation (PBTA) fell by 12.6% at constant exchange rates and 13.0% at actual exchange rates. Adjusted operating profit, which excludes one-off items, fell by 0.4%. Profit before tax at actual exchange rates for the fourth quarter was £54.7 million, representing an increase of 21.6%.

Full Year

For the full year, group revenue for continuing businesses grew by 4.8% at constant exchange rates, 2.8% of which was organic. At actual exchange rates, revenue grew by 5.5%. Again, revenue was higher across all divisions. Despite this, operating profit was down in all divisions, resulting in group operating profit falling by 14.1% at constant exchange rates and 13.4% at actual exchange rates. Profit before tax, exceptional items and amortisation fell by 17.0% at constant exchange rates and 16.2% at actual exchange rates. Adjusted operating profit fell by 9.4%. Profit before tax at actual exchange rates for the year was £190.1 million, representing a fall of 25.9%.

DIVISIONAL PERFORMANCE

Textiles and Washroom Services

£m	Q4 05	Q4 04	% change	FY 05	FY 04	% change
At 2004 constant exchange rates:						
Portfolio - net movement	(3.5)	5.1		11.4	11.2	
Revenue	159.8	158.5	0.8%	639.8	628.2	1.8%
Operating profit (before amortisation of						

customer lists & exceptional items)	22.7	32.1	(29.3 %)	114.7	135.7	(15.5%)
Adjusted operating profit (before amortisation of customer lists & exceptional items)	30.4	32.4	(6.2%)	126.3	136.9	(7.7%)
Capex				122.4	122.4	0.0%
Depreciation				115.6	113.9	- 1.5%

The Textiles and Washroom Services division comprises the washroom, linen hire, garment rental, floorcare and wipers activities in the UK and continental Europe. In 2005 the division accounted for 28% of group revenue and 39% of group adjusted operating profit.

Revenue for the year was up 1.8% at £639.8 million. Operating profit fell by 15.5% to £114.7 million. Excluding one-off items, adjusted operating profit fell by 7.7% to £126.3 million. The portfolio grew by 1.9% during the course of the year with new business wins broadly equivalent to terminations and a small increase from acquisitions.

Performance of the UK business continued to be impacted by the process of exiting the linen and workwear activities. The complex and lengthy programme to separate linen and workwear from the washroom and dustmat activities, which are being retained, was completed in December. This programme resulted in operational inefficiencies, due particularly to adverse route economics, and additional costs. The closure of linen and workwear was announced in January 2006 and an exceptional impairment charge of £31.3 million has been recognised to write down the assets held in the business to their recoverable amount. It is envisaged that additional cash closure costs of £13 to £18 million will be incurred in 2006. These will be significantly offset by the sale of surplus property during 2006 and 2007. Overall, UK revenue declined by 5.2% year-on-year in 2005 and adjusted operating profit fell by 27.9%. Revenue for linen and workwear was essentially unchanged but the operating loss increased to £9 million. The revenue and operating profit of the retained activities fell after being impacted by substantial investment in these activities to build a future platform for growth by integrating and restructuring the Rentokil and former BET washroom businesses.

In continental Europe, market conditions remain challenging with the dual pressures of competition and weak economic performance in most markets

constraining growth. In spite of this background, revenue growth was achieved and for the year as a whole increased by 4.1%. Continued investment in the sales force is generating revenue growth in a number of businesses, notably the textiles businesses in Germany, Spain and the Czech Republic as well as the washroom units in Spain, Denmark, Finland and Portugal. In French textiles - the group's largest single business unit - revenue grew by 1% for the year. Continental European operating profit declined by 9.7% year-on-year, results were adversely impacted by the costs of reorganising the business and an asset impairment in Germany. The Austrian textiles business acquired during the first half of 2005 continues to perform well.

The integration of the washroom activities in continental Europe into the management structure of the textiles business has now been substantially completed. The expected benefits from a greater opportunity to cross sell our products as well as an enhanced range of products and services in most markets should become apparent in the second half of 2006.

Pest Control

£m	Q4 05	Q4 04	% change	FY 05	FY 04	% Change
At 2004 constant exchange rates:						
Portfolio - net movement	1.2	0.9		3.9	2.8	
Revenue	51.8	50.5	2.6%	208.2	203.8	2.2%
Operating profit (before amortisation of customer lists & exceptional items)	17.0	14.8	14.9%	66.7	70.9	(5.9%)
Adjusted operating profit (before amortisation of customer lists & exceptional items)	15.3	14.8	3.4%	65.0	70.9	(8.3%)
Capex				13.3	11.3	17.7%
Depreciation				10.2	9.6	6.3%

In 2005, Pest Control accounted for 9% of group revenue and 20% of group

adjusted operating profit.

Revenue increased by 2.2% over the prior year to £208.2 million. Operating profit fell by 5.9% year-on-year to £66.7 million. Stripping out the impact of a one-off credit for the sale of surplus property, adjusted operating profit fell by 8.3% to £65.0 million. The portfolio ended the year 2.4% higher than the start, with some 25% of this due to acquisitions.

The UK business, which is the subject of one of the group's major operational turnaround programmes as described above, saw revenue fall by 1.3%. Operating profit declined by 15.9% due to lower revenue and, more particularly, higher investment in both sales and service as the business addresses customer termination levels and implements its turnaround. There was some improvement in retention during the year, although customer terminations in the UK remain well above the division's average. Overall, the UK portfolio fell by 0.5%.

Revenue in continental Europe was 2.2% higher than last year.. Growth was recorded in many of the European markets, including France, Belgium, Spain and Portugal. Revenue growth was achieved in Germany for the first time in four years. However, revenue fell year-on-year in Norway, Italy, Switzerland and Sweden. Operating profit grew overall in Europe by 0.4% over the prior year. Revenue growth and solid cost control resulted in operating profit growth in Portugal, Belgium, the Netherlands, Ireland and Finland. Operating profit fell in France and Germany, the region's largest countries of operation, despite revenue growth. In France this was due to margin pressure arising out of greater competitor activity and increased investment in service expenditure aimed at reducing customer terminations and in direct selling. Although higher investment in service in Germany impacted operating profit year-on-year, it is having a positive effect on termination rates which fell during 2005. The portfolio grew in the European markets as a whole during the year, with particularly strong growth in Spain due to acquisitions.

North America performed well in 2005. Revenue was 16.5% higher than last year, aided in part by the full year impact of a 2004 acquisition in the USA which also helped to deliver a 24.0% increase in operating profit year-on-year. The small Caribbean businesses grew in terms of both revenue and operating profit.

Tropical Plants

£m	Q4 05	Q4 04	% change	FY 05	FY 04	% change

At 2004 constant exchange rates:

Portfolio - net movement	0.6	(0.2)		7.1	(0.1)	
Revenue	30.9	28.3	9.2%	101.6	95.4	6.5%
Operating profit (before amortisation of customer lists & exceptional items)	4.6	4.3	7.0%	9.4	9.8	(4.1%)
Adjusted operating profit (before amortisation of customer lists & exceptional items)	4.6	4.3	7.0%	9.4	9.8	(4.1%)
Capex				9.9	11.6	(14.7%)
Depreciation				8.5	8.2	3.7%

The smallest of the group's businesses, Tropical Plants represented 4% of group revenue in 2005 and 3% of adjusted operating profit.

Revenue for 2005 of £101.6 million was 6.5% ahead of last year. Operating profit fell by 4.1% to £9.4 million. Adjusted operating profit was 4.1% lower at £9.4 million. Acquisitions helped the portfolio to grow by 9.1% during the course of 2005.

North America is the largest region accounting for over 58% of revenue. Here, revenue grew strongly in 2005, up 10.3% year-on-year, largely due to the impact of acquisitions which added some £5.5 million to the contract portfolio. Operating profit also grew with higher revenue and was 5.6% above last year. The seasonally important fourth quarter was up on last year. Margins were maintained, despite an increase in sales and marketing costs designed to promote further growth. The portfolio grew due to acquisitions and a reduction in termination levels.

In the UK, there was a marginal decline in revenue. The portfolio grew slightly but customer terminations increased over the prior year and are now the subject of a turnaround initiative.

Performance in continental Europe was mixed. Overall, revenue was 2.7% higher year-on-year largely due to acquisition-led growth in Belgium and the

Netherlands. In contrast, France, Germany, Norway, Greece and Denmark reported lower revenue. Operating profit for the region fell by 29.0% despite growth in Belgium and the minor businesses in Ireland and Finland. This was largely a result of declines in Sweden and, in particular, Norway where lower revenue and a drop in margins due to competitor activity caused a 50% drop in operating profit compared to last year. Operating profit also fell in France due to lower revenue and increased investment in sales capacity, although this business is showing positive signs of a turnaround; margins have improved as a result of tight cost control and the portfolio has stabilised following a prolonged period of decline.

Electronic Security

£m	Q4 05	Q4 04	% change	FY 05	FY 04	% change
At 2004 constant exchange rates:						
Portfolio - net movement	4.9	2.3		10.6	8.7	
Revenue	74.3	67.8	9.6%	262.7	242.4	8.4%
Operating profit (before amortisation of customer lists & exceptional items)	9.6	10.5	(8.6%)	35.8	38.5	(7.0%)
Adjusted operating profit (before amortisation of customer lists & exceptional items)	10.8	10.5	2.9%	37.2	38.5	(3.4%)
Capex				10.9	9.4	16.0%
Depreciation				7.3	6.1	19.7%

Representing 11% of both group revenue and adjusted operating profit in 2005, Electronic Security revenue grew by 8.4% in 2005 to £262.7 million. Operating profit fell by 7.0% to £35.8 million and adjusted operating profit, which excludes one-off items, of £37.2 million was 3.4% lower than last year. The portfolio grew by 11.9% over the year largely due to acquisitions.

In the UK, revenue was 6.6% higher than last year with increases recorded by

both the Fire & Security and Systems sectors. Operating profit for the Fire & Security sector grew in line with higher revenue but for the Systems sector was curtailed by a shift in mix towards lower margin activity which depressed margins and by reorganisation costs. Additional investment in sales and marketing also had a negative impact on profitability. As a result, UK operating profit fell by 4.0%.

Revenue was up 5.7% in the Netherlands. However, downward margin pressure, coupled with the costs of a productivity improvement programme and the implementation of a new IT system, resulted in operating profit falling by 20.8% compared to last year.

In France, revenue grew by 10.3% over last year. However, margins fell due to a shift in revenue mix and competitive pressures on pricing. In addition, infrastructure investment resulted in higher costs and as a result operating profit fell by 9.3% year-on-year.

The USA, the division's smallest location, performed strongly with revenue up 57.6% over the prior year. Operating profit rose by 14.4% despite increased investment in infrastructure and post-acquisition reorganisation costs.

City Link

£m	Q4 05	Q4 04	% change	FY 05	FY 04	% change
At 2004 constant exchange rates:						
Portfolio - net movement	-	-	-	-	-	-
Revenue	41.0	33.1	23.9%	125.5	113.4	10.7%
Operating profit (before amortisation of customer lists & exceptional items)	10.5	10.3	1.9%	29.1	30.4	(4.3%)
Adjusted operating profit (before amortisation of customer lists & exceptional items)	10.9	9.3	17.2%	29.8	29.4	1.4%
Capex				4.7	4.5	4.4%

Depreciation				4.3	3.2	34.4%

City Link, the parcels delivery division, accounted for 5% of group revenue and 9% of adjusted operating profit in 2005. The division performed well in 2005. Revenue was 10.7% higher than last year, aided by the introduction of enhanced marketing and sales activity. In addition, changes in practices in the distribution hub and system have secured enhanced quality and performance capabilities. Operating profit was affected by substantial pressure on pricing within the market and by the impact of taking back loss-making franchises and as a result was 4.3% lower than 2004 at £29.1 million. Excluding one-off items, however, adjusted operating profit grew by 1.4% over last year.

In October, it was announced that the division will over time cease to operate on a franchise basis.

Facilities Services

£m	Q4 05	Q4 04	% change	FY 05	FY 04	% change
At 2004 constant exchange rates:						
Portfolio - net movement	19.1	(2.2)		82.7	1.5	
Revenue	228.1	202.5	12.6%	829.4	785.8	5.5%
Operating profit (before amortisation of customer lists & exceptional items)	13.2	14.6	(9.6%)	48.8	53.2	(8.3%)
Adjusted operating profit (before amortisation of customer lists & exceptional items)	14.0	14.8	(5.4%)	49.8	53.4	(6.7%)
Capex				21.7	17.7	22.6%
Depreciation				15.4	14.8	4.1%

The Facilities Services division is chiefly comprised of two types of activity, manned guarding and other facilities services including cleaning, catering and hospital services.

Manned Guarding

A steady performance in all regions resulted in an 8.5% increase in revenue over the prior year to £359.9 million. Operating profit was flat year-on-year at £14.0 million. Adjusted operating profit of £14.2 million was up 1.4%. In North America, the results for the USA include two bolt-on acquisitions which partially offset increased state unemployment insurance and healthcare costs. Canada benefited from a significant temporary work win and the positive impact of price increases in the Eastern region of the country. The UK gained sizeable new business in the second half of the year and customer retention improved following a strengthening of the management team with further investment in sales resources and training capability. The introduction of guard licensing is on track and price increases have been implemented to recover costs. In Belgium, growth was accelerated by the win of a sizeable prestige new business account. New business wins and acquisitions contributed to portfolio growth of 11.5%.

As announced on 8 February 2006, the company is exploring the possible disposal of its Manned Guarding businesses as it is believed that there may be other parties whose strategic focus and/or investment priorities mean they are more able to realise the full potential of these businesses.

Other Facilities Services

Revenue for these activities as a whole was £469.5 million, an increase of 3.4% over the prior year. Amongst the larger businesses, Cleaning in the UK and Spain reported revenue up by 10.4% and 4.6% respectively and Hospital Services was up by 11.6%. Revenue for UK Catering was 6.2% lower, largely due to adverse publicity concerning the education meals sector impacting the take-up of school meals. Managed Services recorded a 25% drop in revenue although this regression was expected due to the termination of some difficult contracts. For the Other Facilities Services sector as a whole, operating profit of £34.8 million fell by 11.2% compared with last year following the impact of 'Agenda for Change' - the non-recoverable provision for wage increases within NHS contracts - and the much reduced volume of school meals impacting on a relatively fixed cost base. Adjusted operating profit fell by 9.6%. Over the year the portfolio grew by 12.2% due to strong new business wins, particularly in UK Cleaning.

Asia Pacific

£m	% change	%

	Q4 05	Q4 04		FY 05	FY 04	change
At 2004 constant exchange rates:						
Portfolio - net movement	1.4	1.8		5.7	4.2	
Revenue	22.4	21.4	4.7%	86.8	82.3	5.5%
Operating profit (before amortisation of customer lists & exceptional items)	6.0	6.4	(6.3%)	22.5	25.2	(10.7%)
Adjusted operating profit (before amortisation of customer lists & exceptional items)	6.0	6.4	(6.3%)	22.5	25.2	(10.7%)
Capex				11.6	10.0	16.0%
Depreciation				8.4	7.3	15.1%

Asia Pacific is the group's only regionally structured division. In 2005 it accounted for 4% of group revenue and 7% of group adjusted operating profit.

The largest activity in Asia Pacific is Textiles and Washroom Services, which represented 58% of revenue in 2005. Pest Control represented 32%, Tropical Plants 7% and Facilities Services 3%. Australia is the largest country of operation at 48% of revenue, followed by New Zealand at 15%, Malaysia at 10% and Indonesia at 8%.

The division's revenue of £86.8 million rose 5.5% in 2005 over the previous year with increases achieved in most countries of operation. Operating profit fell by 10.7%, largely due to a drop in operating profit in the Australian washroom business which faced strong pressure from competitors.

Other

£m			% change			%
	Q4 05	Q4 04		FY 05	FY 04	change
At 2004 constant exchange rates:						

Portfolio - net movement	(0.1)	-		1.0	2.4	
Revenue	8.2	7.9	3.8%	32.1	30.1	6.6%
Operating profit (before amortisation of customer lists & exceptional items)	3.3	3.2	3.1%	12.6	12.5	0.8%
Adjusted operating profit (before amortisation of customer lists & exceptional items)	3.6	3.2	12.5%	12.9	12.5	3.2%
Capex				4.1	3.7	10.8%
Depreciation				2.8	2.6	7.7%

This division predominantly accounts for the group's business in South Africa, which is mostly Pest Control. Revenue increased by 6.6% in 2005 over the prior year. Operating profit - both reported and adjusted - increased by 0.8% and 3.2% respectively.

FINANCIAL ITEMS

Central Items

Fourth quarter central costs were £2.9 million above 2004 due to professional fees associated with the business review implemented in the first half of the year coupled with costs associated with organisational changes. Full year central costs were £13.7 million higher than 2004 due to the formation costs of the new holding company, costs associated with the business review and additional, IT, HR, acquisition and IFRS transition costs.

Interest

Net interest payable for the year at £55.4 million was £1.8 million higher than 2004 with the adverse effects of the IAS 19 pension interest increase more than offsetting the benefit of lower average debt across the periods. The year-on-year impact of the Ashtead Loan note was largely neutral. The £4.6 million write-off of the equity option was offset by amortisation of the discount on the note.

Exceptional Items

As previously announced, the group incurred considerable expense in relation to the unwelcome approach by Raphoe. Some £10.9 million defence costs relating to the potential bid were incurred in 2005 and are shown in the income statement as exceptional costs. These, together with the £31.3 million impairment charge associated with the closure of the Linen and Workwear operations of UK Textiles, announced on 25 January 2006, constitute the £42.2 million of exceptional costs shown separately in the income statement.

Pensions

The group announced on 19 December 2005 that it was proposing to close the UK defined benefit (DB) pension scheme and had began a period of consultation with the active members with a view to reducing its exposure to future shortfalls. Final decisions regarding the review will be taken once the consultation period with active members has been completed later in 2006. It is planned to offer existing active members a replacement defined contribution (DC) scheme. It is not envisaged that the costs of the new DC scheme will be significantly different to the service costs of the DB scheme.

It is too early in the consultation process to be able to reliably assess the impact of the closure on the scheme's liabilities. It has therefore been decided to continue to reflect the scheme's deficit on the group's balance sheet on a continuing basis until this review has been substantially completed and the impact of the closure more reliably assessed. However it is anticipated that any potential curtailment benefits in the income statement will be largely offset by the cost of switching the scheme's investments from primarily equities to primarily bonds. It is hoped to provide further details of the likely impact of the closure of the DB scheme in May 2006 at the time of publishing the first trading update.

Total retirement liabilities of the group as at 31 December 2005 were £182.3 million (2004: £311.8 million). This includes £169.8 million in respect of the main UK defined benefit pension scheme which reduced from the £302.5 million at the end of 2004 following the payment of the £200 million special contribution announced and paid in December 2005.

Dividend

An interim divided of 2.13p per share was paid on 28 October 2005 and the Board is recommending the declaration of a final divided of 5.25p per share, bringing the full year dividend to 7.38p per share. This represents a 10.0% increase over the 2004 full year dividend. It is intended that the dividend will be increased

in line with the medium-term trend in earnings provided that cash resources are available. However, in the short-term, a more cautious approach to dividend growth may be taken until it is clear that the recovery in the business is well established and broadly based

Acquisitions

The Group acquired 40 businesses in the year, together with the acquisition of a minority interest in the French Textiles business, for a gross consideration of £49.7 million. These acquisitions contributed £36.9 million to revenue, £3.5 million to operating profit before amortisation of customer lists and £2.3 million to profit before tax and amortisation of customer lists.

The group will continue to pursue bolt-on acquisitions actively to increase density in existing businesses and provide a complement to organic growth. Acquisitions will only be undertaken when the management capacity to execute a post acquisition plan exists and it is clearly strategically and financially attractive to do so.

Tax

The blended headline tax rate in 2005 was 31.1% (2004: 30.9%). This represents the weighted headline tax rates appropriate to the countries in which the group operates. It exceeds the UK rate of 30% as substantial profits are earned in France, Belgium and Germany where tax rates range from 34% to 28%. The actual tax charge for 2005 was 27.1% of profit before tax, down slightly from the rate of 27.2% in 2004. The principal factor that causes the effective tax rate to be lower than the blended rate is the release of prior year provisions.

Cash Flow

Free cash flow fell from £241.0 million in 2004 to £160.4 million in 2005 as a result of the fall in operating cash flow. Free cash flow conversion (being the ratio of Free Cash Flow to profit after tax adjusted for non cash exceptional items and amortisation of customer lists) was 83%, down from 103% in 2004. This was principally due to a swing in working capital from a £19.1 million inflow in 2004 to a £11.1 million outflow in 2005 as a result of strong fourth quarter trading in Manned Guarding and City Link as well as operational challenges in UK Catering and UK Linen and Workwear.

The group received £129.8 million from the redemption of the Ashtead loan note and £323.8 million from disposals, including Style conferences. These cash flows

together with the free cash flow was used to fund a special contribution to the UK DB pension scheme, fund acquisitions and reduce net debt.

One-off Items

One-off items increased considerably in 2005 to £19.8 million (2004: £3.3 million). This excludes exceptional items which are reported separately. The majority of one-off items relate to reorganisation and redundancy costs, asset impairments, profits on the sale of real estate and professional and other costs. Of the £19.8 million, the main components were £11.6 million related to the Textiles and Washroom Services division and £6.5 million of one-off central costs. One-off items have been separately identified because although as individual items they are small, there is a large number of them and they have a varying impact on different businesses and reporting periods. Although not large enough to be classed as exceptional items, in aggregate they make it difficult to see underlying trends in performance without excluding them. Further details are given in appendix 4.

Discontinued Activities

Discontinued activities are principally Style, the conferencing business which was sold in November 2005. Style had a trading profit of £22.7 million in 2005 and a profit on sale of £170.3 million. Other small discontinued activities had an aggregate trading profit of £0.2 million and profit on sale of £1.0 million. Including the impact of recycled foreign exchange and tax, profit from discontinued activities were £185.8 million in 2005 (2004: £5.2 million).

Appendix 1

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 Months to 31 December 2005

£m at constant 2004 exchange rates	1.10.05	New Business	Terminations	Net Additions/ Reductions	Acquisitions	31.12.05
Textiles & Washroom Services	604.3	13.2	(15.2)	(1.5)	-	600.8
Pest Control	163.0	6.9	(6.9)	1.0	0.2	164.2
Tropical Plants	83.9	2.3	(2.4)	0.7	-	84.5
Electronic Security	95.0	2.1	(2.6)	0.9	4.5	99.9

Manned Guarding	325.8	18.5	(12.5)	2.8	2.6	337.2
Other	433.2	17.0	(16.2)	6.7	0.2	440.9
Facilities Services	759.0	35.5	(28.7)	9.5	2.8	778.1
Asia Pacific	111.7	4.4	(3.9)	0.9	-	113.1
Other	29.9	1.1	(1.5)	0.3	-	29.8
TOTAL	1,846.8	65.5	(61.2)	11.8	7.5	1,870.4

12 Months to 31 December 2005

£m at constant 2004 exchange rates	1.1.05	New Business	Terminations	Net Additions/ Reductions	Acquisitions	31.12.05
Textiles & Washroom Services	589.4	57.4	(58.7)	1.6	11.1	600.8
Pest Control	160.3	27.0	(28.4)	4.3	1.0	164.2
Tropical Plants	77.4	9.4	(11.2)	3.3	5.6	84.5
Electronic Security	89.3	9.9	(9.7)	3.6	6.8	99.9
Manned Guarding	302.3	54.4	(43.0)	4.9	18.6	337.2
Other	393.1	83.2	(54.8)	19.2	0.2	440.9
Facilities Services	695.4	137.6	(97.8)	24.1	18.8	778.1
Asia Pacific	107.4	18.3	(16.4)	3.6	0.2	113.1
Other	28.8	4.2	(5.4)	2.2	-	29.8
TOTAL	1,748.0	263.8	(227.6)	42.7	43.5	1,870.4

Notes

Contract Portfolio Definition: Customer contracts are usually either 'fixed price', 'as-used' (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract Portfolio Valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases - especially 'as-used' (based on volume) and mixed contracts, estimates are required in order to derive the contract portfolio value. The key points in

respect of valuation are:

'As-used' contracts: These are more typical in Hygiene Services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio, or there is a significant 'as-used' element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job Work and Extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New Business: represents new contractual arrangements in the period, which can either be new contracts with an existing customer, or with a new customer.

Terminations: represent the cessation of either a specific existing customer contract, or the complete cessation of business with a customer, in the period.

Net Additions / Reductions: represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: represents the valuation of customer contracts obtained from acquisitions made in the period.

Appendix 2

Divisional Analysis (at constant exchange rates)
(based upon the way businesses are managed)

	3 months to 31 Dec	3 months to 31 Dec	Year ended 31 Dec	Year ended 31 Dec

(at 2004 constant exchange rates)	2005 £m (unaudited)	2004 £m (unaudited)	2005 £m (unaudited)	2004 £m (unaudited)
Business Analysis				
Revenue				
Textiles & Washroom Services	159.8	158.5	639.8	628.2
Pest Control	51.8	50.5	208.2	203.8
Tropical Plants	30.9	28.3	101.6	95.4
Electronic Security	74.3	67.8	262.7	242.4
City Link	41.0	33.1	125.5	113.4
Manned Guarding	97.9	87.1	359.9	331.6
Other	130.2	115.4	469.5	454.2
Facilities Services	228.1	202.5	829.4	785.8
Asia Pacific	22.4	21.4	86.8	82.3
Other	8.2	7.9	32.1	30.1
Continuing operations at 2004 constant exchange rates	616.5	570.0	2,286.1	2,181.4
Exchange	6.8	4.6	15.1	-
Continuing operations as reported	623.3	574.6	2,301.2	2,181.4
Operating Profit*				
Textiles & Washroom Services	22.7	32.1	114.7	135.7
Pest Control	17.0	14.8	66.7	70.9
Tropical Plants	4.6	4.3	9.4	9.8
Electronic Security	9.6	10.5	35.8	38.5
City Link	10.5	10.3	29.1	30.4
Manned Guarding	4.9	3.8	14.0	14.0
Other	8.3	10.8	34.8	39.2
Facilities Services	13.2	14.6	48.8	53.2
Asia Pacific **	6.0	6.4	22.5	25.2
Other	3.3	3.2	12.6	12.5
Central Items	(8.1)	(5.2)	(33.5)	(19.8)
Continuing operations at 2004 constant exchange rates *	78.8	91.0	306.1	356.4
Exchange	0.8	1.1	2.4	-

Continuing operations as reported	79.6	92.1	308.5	356.4

Geographic Analysis

Revenue				
United Kingdom	288.7	266.1	1,043.1	1,010.2
Continental Europe	219.6	207.9	851.1	813.3
North America	77.4	66.5	272.1	244.8
Asia Pacific	22.4	21.4	86.8	82.3
Africa	8.4	8.1	33.0	30.8
Continuing operations at 2004 constant exchange rates	616.5	570.0	2,286.1	2,181.4
Exchange	6.8	4.6	15.1	-
Continuing operations as reported	623.3	574.6	2,301.2	2,181.4
Operating Profit*				
United Kingdom	30.9	34.9	104.2	137.1
Continental Europe	32.1	40.2	151.2	164.2
North America	6.2	6.0	14.1	15.9
Asia Pacific	6.3	6.7	23.6	26.2
Africa	3.3	3.2	13.0	13.0
Continuing operations at 2004 constant exchange rates *	78.8	91.0	306.1	356.4
Exchange	0.8	1.1	2.4	-
Continuing operations as reported	79.6	92.1	308.5	356.4

* Before amortisation of customer lists and items identified as exceptional

** The business analysis for Asia Pacific includes UK Sector costs which are included in the UK in the Geographic Analysis.

Appendix 3

Divisional Analysis (at actual exchange rates)

(based upon the way businesses are managed)

(at actual exchange rates)	3 months to 31 Dec 2005 £m (unaudited)	3 months to 31 Dec 2004 £m (unaudited)	Year ended 31 Dec 2005 £m (unaudited)	Year ended 31 Dec 2004 £m (unaudited)
Business Analysis				
Revenue				
Textiles & Washroom Services	160.1	161.4	643.0	628.2
Pest Control	52.3	51.0	209.4	203.8
Tropical Plants	31.6	28.2	102.4	95.4
Electronic Security	74.5	68.3	263.4	242.4
City Link	41.0	33.1	125.5	113.4
Manned Guarding	101.5	87.1	365.2	331.6
Other	130.3	115.8	470.0	454.2
Facilities Services	231.8	202.9	835.2	785.8
Asia Pacific	23.6	21.4	89.6	82.3
Other	8.4	8.3	32.7	30.1
Continuing operations as reported	623.3	574.6	2,301.2	2,181.4
Operating Profit*				
Textiles & Washroom Services	22.8	32.8	115.4	135.7
Pest Control	17.2	15.0	67.2	70.9
Tropical Plants	4.7	4.3	9.5	9.8
Electronic Security	9.6	10.6	35.8	38.5
City Link	10.5	10.3	29.1	30.4
Manned Guarding	5.0	3.8	14.2	14.0
Other	8.3	10.8	34.8	39.2
Facilities Services	13.3	14.6	49.0	53.2
Asia Pacific **	6.3	6.5	23.3	25.2
Other	3.3	3.2	12.7	12.5
Central Items	(8.1)	(5.2)	(33.5)	(19.8)
Continuing operations as reported	79.6	92.1	308.5	356.4

Geographic Analysis

Revenue				
United Kingdom	288.7	266.1	1,043.1	1,010.2
Continental Europe	220.3	212.9	856.8	813.3
North America	82.0	65.8	277.9	244.8
Asia Pacific	23.6	21.4	89.6	82.3
Africa	8.7	8.4	33.8	30.8
Continuing operations as reported	623.3	574.6	2,301.2	2,181.4
Operating Profit*				
United Kingdom	30.9	34.9	104.2	137.1
Continental Europe	32.4	41.2	152.3	164.2
North America	6.5	5.9	14.4	15.9
Asia Pacific	6.4	6.8	24.3	26.2
Africa	3.4	3.3	13.3	13.0
Continuing operations as reported	79.6	92.1	308.5	356.4

* Before amortisation of customer lists and items identified as exceptional.

** The business analysis for Asia Pacific includes UK Sector costs which are included in the UK in the Geographic Analysis.

Appendix 4

One-Off Items

(at 2004 constant exchange rates)	3 months to 31 Dec 2005 £m (unaudited)	3 months to 31 Dec 2004 £m (unaudited)	Year ended 31 Dec 2005 £m (unaudited)	Year ended 31 Dec 2004 £m (unaudited)
Textiles & Washroom Services	(7.7)	(0.3)	(11.6)	(1.2)
Pest Control	1.7	-	1.7	-

Tropical Plants	-	-	-	-
Electronic Security	(1.2)	-	(1.4)	-
City Link	(0.4)	1.0	(0.7)	1.0
Manned guarding	-	-	(0.2)	-
Other facilities services	(0.8)	(0.2)	(0.8)	(0.2)
Facilities Services	(0.8)	(0.2)	(1.0)	(0.2)
Asia Pacific	-	-	-	-
Other	(0.3)	-	(0.3)	-
Central items	(1.4)	1.2	(6.5)	(2.9)
	(10.1)	1.7	(19.8)	(3.3)

Reconciliation of Divisional Analysis to Statutory Segmental Analysis

(at actual exchange rates)	Management Basis £m (unaudited)	Asia Pacific and other £m (unaudited)	Customer Lists & exceptional items £m (unaudited)	Statutory Basis £m (unaudited)
Textiles & Washroom Services	115.4	21.6	(42.7)	94.3
Pest Control	67.2	8.2	(1.5)	73.9
Tropical Plants	9.5	1.8	(4.1)	7.2
Electronic Security	35.8	-	(3.0)	32.8
City Link	29.1	-	-	29.1

Manned Guarding	14.2	-	(3.0)	11.2
Other	34.8	5.7	-	40.5
Facilities Services	49.0	5.7	(3.0)	51.7
Asia Pacific	23.3	(23.3)	-	-
Other	12.7	(12.7)	-	-
Central Items	(33.5)	(1.3)	(10.9)	(45.7)
Continuing operations as reported	308.5	-	(65.2)	243.3

Consolidated Income Statement

FOR THE YEAR ENDED 31 DECEMBER

	Notes	2005 £m (unaudited)	2004 £m (unaudited)
Continuing operations:			
Revenue	1	2,301.2	2,181.4
Operating expenses		(2,057.9)	(1,872.9)
Operating profit		243.3	308.5
Analysed as:			
Operating profit before amortisation of customer lists and exceptional items		308.5	356.4
Amortisation of customer lists		(23.0)	(22.2)
Exceptional items	2	(42.2)	(25.7)
Operating profit	1	243.3	308.5
Interest payable and similar charges	3	(115.0)	(109.0)
Interest receivable	4	59.6	55.4
Share of profit from associates (net		2.2	1.8

of tax)			
Profit before income tax		190.1	256.7
Income tax expense	5	(51.5)	(69.8)
Profit for the year from continuing operations		138.6	186.9
Discontinued operations:			
Profit for the year from discontinued operations	6	185.8	5.2
Profit for the year (including discontinued)		324.4	192.1
Attributable to:			
Minority interest		2.9	1.7
Equity holders of the Company		321.5	190.4
		324.4	192.1
Basic earnings per share:			
- Continuing operations	7	7.52p	10.24p
- Discontinued operations		10.30p	0.29p
- Continuing and discontinued operations	7	17.82p	10.53p
Diluted earnings per share:			
- Continuing operations		7.51p	10.24p
- Discontinued operations		10.30p	0.29p
- Continuing and discontinued operations	7	17.81p	10.53p

An interim dividend of 2.13p per share was paid on 28 October 2005 (total £38.5m) and the Board is recommending the declaration of a final dividend of 5.25p per share, bringing the full year dividend to 7.38p per share (total £133.3m).

Statement of Recognised Income and Expense

FOR THE YEAR ENDED 31 DECEMBER

	2005 £m (unaudited)	2004 £m (unaudited)

Profit for the year (including discontinued operations)	324.4	192.1
Net exchange adjustments offset in reserves	(0.6)	(0.8)
Actuarial loss on defined benefit pension plans	(60.6)	(103.8)
Revaluation of available for sale investments	(0.8)	-
Tax on items taken directly to reserves	1.0	31.1
Net loss not recognised in income statement	(61.0)	(73.5)
Total recognised profit for the year	263.4	118.6
Attributable to:		
Minority interest	2.9	1.7
Equity holders of the Company	260.5	116.9
	263.4	118.6

The Group took advantage of IFRS 1 transitional provisions and adopted IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts) prospectively. Accordingly, the 2004 comparatives have not been restated in accordance with IAS 39 and IFRS 4. The opening balance sheet on 1 January 2005 has been restated for IAS 39 (£17.4m debit) and IFRS 4 (£0.3m credit). These adjustments have been reflected within reserves.

Consolidated Balance Sheet

AT 31 DECEMBER

	Notes	2005 £m (unaudited)	2004 £m (unaudited)
ASSETS			
Non-current assets			
Intangible assets		180.3	150.1
Property, plant and equipment	8	497.5	661.7
Investments in associated undertakings		9.2	9.5
Other investments		6.8	6.7
Deferred tax assets		74.0	74.0
Trade and other receivables*		28.3	169.8
Derivative financial instruments		16.9	-
		813.0	1,071.8

Current assets			
Inventory		43.8	40.4
Trade and other receivables		460.5	458.9
Derivative financial instruments		0.4	-
Cash and cash equivalents		240.3	199.5
		745.0	698.8
LIABILITIES			
Current liabilities			
Trade and other payables		(533.8)	(552.7)
Current tax liabilities		(115.1)	(138.4)
Provisions for other liabilities and charges		(31.1)	(24.8)
Bank and other short term borrowings		(108.5)	(207.5)
Derivative financial instruments		(1.0)	-
		(789.5)	(923.4)
Net current liabilities		(44.5)	(224.6)
Non-current liabilities			
Trade and other payables		(12.0)	(10.8)
Bank and other long term borrowings		(1,072.1)	(1,147.1)
Deferred tax liabilities		(43.3)	(43.4)
Retirement benefits	9	(182.3)	(311.8)
Provisions for other liabilities and charges		(116.9)	(118.1)
Derivative financial instruments		(1.5)	-
		(1,428.1)	(1,631.2)
Net liabilities		(659.6)	(784.0)
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Called up share capital		18.1	18.1
Share premium account		5.3	49.5
Capital redemption reserve		-	19.7
Treasury shares		(11.1)	(11.1)
Other reserves **		(1,714.1)	8.4
Retained profit/(losses) **		1,035.2	(878.7)
		(666.6)	(794.1)
Minority interest		7.0	10.1
Total equity		(659.6)	(784.0)

* Trade and other receivables reduced from the prior period primarily as a result of the repayment of the Ashtead Loan Note.

** Reserves changed mainly following the creation of a new holding company under a court approved scheme of arrangement. Further details are contained in the Interim Report.

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER

	Notes	2005 £m (unaudited)	2004 £m (unaudited)
Cash flows from operating activities			
Cash generated from operating activities before special pension contribution		476.5	566.3
Special pension contribution		(200.0)	-
Cash generated from operating activities	10	276.5	566.3
Interest received		19.8	15.5
Interest paid		(63.4)	(59.7)
Income tax paid		(80.5)	(98.1)
Net cash generated from operating activities		152.4	424.0
Cash flows from investing activities			
Purchase of property, plant and equipment (PPE)		(183.8)	(176.1)
Purchase of intangible fixed assets		(9.2)	(4.7)
Proceeds from sale of PPE		21.9	12.0
Proceeds from sale of intangibles		0.1	-
Acquisition of companies and businesses, net of cash acquired		(42.0)	(27.5)
Proceeds from disposal of companies and businesses		323.3	6.7
Dividends received from associates		1.0	3.8
Net cash flows from investing activities		111.3	(185.8)

	Note		
Cash flows from financing activities			
Issue of ordinary share capital		5.7	0.3
Purchase of own shares		-	(24.2)
Dividends paid to equity shareholders		(124.7)	(113.5)
Dividends paid to minority interests		(2.6)	(0.7)
Interest element on finance lease payments		(2.5)	(2.4)
Capital element of finance lease payments		(19.1)	(18.7)
Proceeds on disposal of Ashtead loan note		129.8	-
Net loan repayments		(226.7)	(197.0)
Net cash flows from financing activities		(240.1)	(356.2)
Net increase/(decrease) in cash and bank overdrafts	11	23.6	(118.0)
Cash and bank overdrafts at beginning of year		145.2	247.3
Exchange gains on cash and bank overdrafts		1.9	16.0
Cash and bank overdrafts at end of the financial year		170.7	145.3

Notes to the accounts

1. Segmental Analysis

(at actual exchange rates)	2005 £m (unaudited)	2004 £m (unaudited)
Business Analysis		
Revenue		
Textiles & Washroom Services	705.3	686.2
Pest Control	246.9	237.5
Tropical Plants	112.9	105.1
Electronic Security	263.4	242.4
City Link	125.5	113.4
Manned Guarding	365.2	331.6
Other	482.0	465.2
Facilities Services	847.2	796.8
Continuing operations as reported	2,301.2	2,181.4

Operating Profit

Textiles & Washroom Services *	94.3	145.7
Pest Control	73.9	78.8
Tropical Plants	7.2	7.9
Electronic Security	32.8	36.4
City Link	29.1	30.3
Manned Guarding	11.2	11.3
Other	40.5	44.5
Facilities Services	51.7	55.8
Central Items*	(45.7)	(46.4)
Continuing operations as reported	243.3	308.5

Geographic Analysis

Revenue

United Kingdom	1,043.1	1,010.2
Continental Europe	856.8	813.3
North America	277.9	244.8
Asia Pacific	89.6	82.3
Africa	33.8	30.8
Continuing operations as reported	2,301.2	2,181.4

Operating Profit

United Kingdom	59.4	114.1
Continental Europe	138.1	148.8
North America	8.4	6.8
Asia Pacific	24.2	26.0
Africa	13.2	12.8
Continuing operations as reported	243.3	308.5

* Includes exceptional items of £31.3m (2004: nil) in Textiles & Washroom Services and £10.9m (2004:25.7m) in Central Items

Notes to the accounts

	2005 £m (unaudited)	2004 £m (unaudited)

2. Exceptional items

Impairment of assets in UK Textiles business	(a)	31.3	-
Bid defence costs	(b)	10.9	-
Additional vacant property and environmental provisions	(c)	-	19.7
Potential uninsured loss on a discontinued business	(d)	-	6.0
		42.2	25.7

(a) The linen and workwear business within the UK has been written down to its recoverable amount.

(b) Costs incurred in defending potential take-over bid by Raphoe.

(c) Increase in vacant property and environmental provisions in the UK and the US in respect of specific properties relating to businesses disposed of in prior years.

(d) Provision for the potential uninsured loss made in respect of product supply by a discontinued business.

3. Interest payable and similar charges

Interest payable on bank loans and overdrafts	27.0	27.5
Interest payable on medium term notes issued	38.5	40.1
Net interest receivable on fair value hedges	(6.9)	(6.5)
Interest on defined benefit plan liabilities	46.8	41.3
Interest payable on finance leases	2.5	2.5
Foreign exchange (loss)/gain on translation of foreign denominated loans	(0.8)	4.1
Amortisation of discount on provisions	2.0	-
Fair value loss on write off of Ashtead option	4.6	-
Net ineffectiveness of fair value hedges	(0.8)	-
Fair value loss on derivatives not designated in a hedge relationship	2.1	-
	115.0	109.0

4. Interest receivable

Bank interest	8.6	7.4
Other interest	11.3	7.5
Return on defined benefit plan assets	39.7	40.5
	59.6	55.4

5. Income tax expense

Analysis of charge in the year

UK Corporation tax at 30% (2004: 30%)	12.3	30.7
Double tax relief	(5.4)	(2.4)
	6.9	28.3
Overseas taxation	55.7	63.9
Adjustment in respect of previous periods	(13.0)	(20.7)
Total current tax	49.6	71.5
Deferred tax	1.9	(1.7)
Total income tax expense	51.5	69.8

Notes to the accounts

	2005 £m (unaudited)	2004 £m (unaudited)
The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:		
Profit before income tax (continuing operations)	190.1	256.7
Tax calculated at domestic tax rates applicable to profits in the respective countries	59.2	79.2
Adjustment in respect of previous periods	(11.5)	(20.6)
Expenses not deductible for tax purposes - other	6.6	3.4
Non-deductible exceptional items	1.2	9.3
Income not subject to tax	(1.8)	(1.4)
Goodwill deduction for which no deferred tax asset was recognised	(1.9)	(0.7)
Utilisation of previously unrecognised tax losses	(2.7)	(2.1)
Deferred tax on unremitted profits	1.5	2.7
Other	0.9	-
Total income tax expense (continuing operations)	51.5	69.8

6. Profit for the year from discontinued operations

	Style £m (unaudited)	Other £m (unaudited)	2005 £m (unaudited)	2004 £m (unaudited)
Revenue	82.9	18.4	101.3	141.8
Operating expenses	(59.8)	(18.3)	(78.1)	(123.8)
Operating profit	23.1	0.1	23.2	18.0
Finance costs - net	(0.4)	0.1	(0.3)	(0.4)
Share of profit from associates disposed (net of tax)	-	-	-	-
Profit before income tax	22.7	0.2	22.9	17.6
Taxation	(6.4)	(0.4)	(6.8)	(9.1)
Profit / (loss) after income tax from discontinued operations	16.3	(0.2)	16.1	8.5
Profit / (loss) on disposal of subsidiary net assets	170.3	1.0	171.3	(3.3)
Taxation	-	-	-	-
Cumulative translation exchange loss*	-	(1.6)	(1.6)	-
Total profit after income tax on disposal of subsidiary net assets	170.3	(0.6)	169.7	(3.3)
Profit / (loss) on disposal of discontinued operations	186.6	(0.8)	185.8	5.2

* The cumulative translation exchange loss of £1.6m relating to discontinued operations has been recycled out of exchange reserves to the consolidated income statement.

7. Earnings per share

	2005 £m (unaudited) 2005	2004 £m (unaudited) 2004
Continuing operations		
Profit attributable to equity holders	135.7	185.2
Weighted average number of shares	1,803.7	1,807.8
Basic earnings per share	7.52p	10.24p

Continuing and discontinued operations

Profit attributable to equity holders	321.5	190.4
Weighted average number of shares	1,803.7	1,807.8
Basic earnings per share	17.82p	10.53p
Weighted average number of ordinary shares in issue	1,803.7	1,807.8
Adjustment for share options and deferred shares	1.1	-
Weighted average number of ordinary shares for diluted earnings per share	1,804.8	1,807.8
Diluted earnings per share from continuing and discontinued operations	17.81p	10.53p

Notes to the accounts

8. Property, Plant and Equipment

	and and Land & Buildings		Plant and Rental Equipment		Vehicles and Office Equipment	Total
	£m		£m		£m	£m
At 1 January 2004						
Cost	310.0		745.9		248.8	1,304.7
Accumulated depreciation and impairment	(49.5)		(461.3)		(141.1)	(651.9)
Net book amount	260.5	(*)	284.6	(*)	107.7	652.8
Year ended 31 December 2004						
Opening net book amount	260.5		284.6		107.7	652.8
Exchange differences	(0.3)		1.2		(0.3)	0.6
Additions	10.8		133.2		45.5	189.5
Disposals	(1.4)		(2.3)		(4.5)	(8.2)
Acquisition of subsidiaries	1.7		1.7		0.3	3.7
Disposal of subsidiaries	(2.9)		(0.4)		(1.1)	(4.4)
Reclassification	(0.3)		0.6		(0.3)	-
Impairment charge	(9.3)		-		-	(9.3)
Depreciation charge	(5.2)		(118.6)		(39.2)	(163.0)
Closing net book amount	253.6		300.0		108.1	661.7

At 31 December 2004

Cost	316.1	778.8	254.0	1,348.9
Accumulated depreciation and impairment	(62.5)	(478.8)	(145.9)	(687.2)
Net book amount	253.6	300.0	108.1	661.7
Year ended 31 December 2005				
Opening net book amount	253.6	300.0	108.1	661.7
Exchange differences	(1.2)	(3.8)	0.3	(4.7)
Additions	14.4	127.7	54.2	196.3
Disposals	(2.5)	(2.1)	(5.3)	(9.9)
Acquisition of subsidiaries	4.1	7.0	1.8	12.9
Disposal of subsidiaries	(140.9)	(16.1)	(2.2)	(159.2)
Reclassification	-	0.8	(0.8)	-
Impairment charge	(0.1)	(30.6)	(0.5)	(31.2)
Depreciation charge	(5.3)	(122.6)	(40.5)	(168.4)
Closing net book amount	122.1	260.3	115.1	497.5
At 31 December 2005				
Cost	166.3	739.2	263.9	1,169.4
Accumulated depreciation and impairment	(44.2)	(478.9)	(148.8)	(671.9)
Net book amount	122.1	260.3	115.1	497.5

*On transition to IFRS, some assets have been reclassified from office equipment to plant and equipment.

Notes to the accounts

9. Retirement benefit obligations

The principal scheme in the Group is the Rentokil Initial Pension Scheme ('RIPS') in the United Kingdom, which has a number of defined benefit sections which are now closed to new entrants. On 19 December 2005, a detailed consultation began between the Company and the members of the RIPS on the freezing of the future accrual of benefits for active members. The RIPS valuation was performed on the existing basis and therefore excludes the proposal to freeze future accrual of pension benefits to active members.

These defined benefit schemes are re-appraised annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19 requirements.

The principal assumptions (based on a weighted average % of all defined benefit schemes) are shown below.

	2005	2004
	UK RIPS	UK RIPS

Weighted average %		
Discount rate	4.7%	5.3%
Expected return on plan assets	6.3%	7.0%
Future salary increases	3.6%	3.5%
Future pension increases	2.8%	2.7%

The amounts recognised in the balance sheet are determined as follows:

			2005			2004
	UK RIPS	Other*	Total	UK RIPS	Other	Total
Present value of funded obligations	(1,029.2)	(20.6)	(1,049.8)	(872.0)	(18.4)	(890.4)
Fair value of plan assets	859.4	15.4	874.8	569.5	15.4	584.9
	(169.8)	(5.2)	(175.0)	(302.5)	(3.0)	(305.5)
Present value of unfunded obligations	-	(7.3)	(7.3)	-	(6.3)	(6.3)
(Liability) in the balance sheet	(169.8)	(12.5)	(182.3)	(302.5)	(9.3)	(311.8)

The fair value of plan assets at the balance sheet date is invested as follows:

Equity instruments	531.5	7.9	539.4	453.5	7.7	461.2
Debt instruments	129.2	6.8	136.0	116.0	7.0	123.0
Property	-	0.5	0.5	-	0.5	0.5
Cash	198.7	0.2	198.9	-	0.2	0.2
Total plan assets	859.4	15.4	874.8	569.5	15.4	584.9

The amounts recognised in the income statement are as follows:

Current service cost **	12.6	1.2	13.8	11.9	1.2	13.1
Interest cost **	45.8	1.0	46.8	40.7	0.6	41.3
Amount charged to pension liability	58.4	2.2	60.6	52.6	1.8	54.4
Expected return on plan assets	(39.1)	(0.6)	(39.7)	(39.9)	(0.6)	(40.5)
Total pension cost	19.3	1.6	20.9	12.7	1.2	13.9

* Other retirement benefit plans are predominantly made up of defined benefit plans situated in Ireland, Germany, Australia and Belgium.

** Service costs are charged to operating expenses and interest cost to interest payable-and-receivable.

Notes to the accounts

10. Cash generated from operations

	2005 £m (unaudited)	2004 £m (unaudited)
Profit for the year	324.4	192.1
Adjustments for:		
- (Profit)/loss on disposal of companies and businesses	(169.7)	3.3
- Discontinued operation's tax and interest	7.1	9.5
- Tax	51.5	69.8
- Share of profit from associates	(2.2)	(1.8)
- Interest income	115.0	109.0
- Interest expense	(59.6)	(55.4)
- Depreciation	168.4	163.0
- Amortisation of customer lists	23.0	22.2
- Amortisation of other intangible assets	3.6	3.5
- Major non-cash items*	38.2	36.0
- Profit on sale of property, plant and equipment	(12.1)	(4.0)
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):		
- Inventories	(3.6)	0.6
- Trade and other receivables	(37.9)	(0.4)
- Trade and other payables	30.4	18.9
Cash generated from operations before special pension contribution	476.5	566.3
Special pension contribution	(200.0)	-
Cash generated from operating activities	276.5	566.3

* Major non-cash items include £31.3m asset impairment charges relating to UK Textiles, other impairment charge of £3.8m and share option charges.

11. Reconciliation of net increase/(decrease) in cash and bank overdrafts to net debt

Net increase/ (decrease) in cash and bank overdrafts	23.6	(118.0)
Movement on finance leases	2.3	3.8
Movement on loans	226.7	197.0
Decrease in debt resulting from cash flows	252.6	82.8
Acquisitions	(13.8)	(0.4)
Disposals	0.5	2.7
Revaluation of net debt	8.1	-
Net debt translation differences	1.4	(2.6)
Movement on net debt in the year	248.8	82.5
Opening net debt	(1,155.1)	(1,237.6)
Adoption of IAS 39 at 1 January 2005	(34.0)	-
Revised opening net debt	(1,189.1)	(1,237.6)
Closing net debt	(940.3)	(1,155.1)
Closing net debt comprises:		
Cash and cash equivalents	240.3	199.5
Bank and other short term borrowings	(108.5)	(207.5)
Bank and other long term borrowings	(1,072.1)	(1,147.1)
Total net debt	(940.3)	(1,155.1)

12. Free cash flow

Net cash flows generated from operating activities	152.4	424.0
Add back: special pension contribution	200.0	-
	352.4	424.0
Purchase of property, plant and equipment (PPE)	(183.8)	(176.1)
Purchase of intangible fixed assets	(9.2)	(4.7)
Leased property, plant and equipment	(16.9)	(14.9)
Proceeds from sale of PPE and intangible assets	22.0	12.0
Dividends received from associates	1.0	3.8
Dividends paid to minority interests	(2.6)	(0.7)
Interest element on finance lease payments	(2.5)	(2.4)
Free cash flow	160.4	241.0

Notes to the accounts

13. The financial information in this statement is not audited and does not constitute statutory accounts within the meaning of s.240 of the Companies Act 1985 (as amended). Full accounts for Rentokil Initial plc for the year ended 31 December 2004 have been delivered to the Register of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the UK Companies Act 1985.

14. The financial information in this statement contains extracts from the 2005 Annual Report, which will be issued in April 2006 and prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted for use in the European Union. The Accounting Policies (that comply with IFRS and IAS) adopted by Rentokil Initial plc (the 'Group') are set out in the 2005 Interim Report and will be presented in our 2005 Annual Report.

Under the transitional rules of IFRS 1, most IFRS standards have been applied fully retrospectively. The significant exemptions under IFRS 1 that have not been adopted include business combinations and fair value as deemed costs. The Group has elected to adopt IFRS 3 retrospectively to business combinations made since 1 January 1998. As a result, goodwill arising from past business combinations from 1 January 1998 has been restated under IFRS at 1 January 2004 ('Transition Date'). In addition, the option to fair value Property, Plant and Equipment at Transition Date has not been adopted.

The Group has adopted the amendments to IAS 19 and elected to recognise all cumulative actuarial gains and losses in relation to employee benefit schemes on Transition Date.

From 1 January 2005 the Group has applied IAS 32, IAS 39, IFRS 4 and IFRS 5. The impact of the restatement of previously published financial information under UK GAAP (on an IFRS basis) was publicly disclosed on 20 July 2005.

The restated results have been fully adopted in these financial statements, except that the UK defined benefit pension fund deficit under IAS 19 has been restated after the Group's actuary finalised their work on the April 2005 triennial valuation for the fund. The deficit under IAS 19 as at 31 December 2004 was £35.5m higher than what was previously reported. This change has now been reflected in the comparative balance sheet in these financial statements.

In accordance with IFRS 5, the restated consolidated income statements previously disclosed have been updated to reflect the impact of current period discontinued businesses on the comparatives.

15. There will be a presentation to analysts at 9:45am today at the offices of UBS at 1 Finsbury Avenue, London EC2M 2PP. A copy of the slides and a live webcast of the presentation will be available via the Company's website (

) as well as a playback as soon as practicable after the presentation closes.

16. Copies of the Annual Report will be dispatched to shareholders and will also be available from the company's registered office at Belgrave House, 76 Buckingham Palace Road, London SW1W 9RF.

17. Financial Calendar

Final dividend to be paid on 2 June 2006 to shareholders on the register on 5 May 2006.

Annual Report expected to be dispatched to shareholders in April 2006.

Annual General Meeting at No. 4 Hamilton Place, London W1 on 18 May 2006 at 11.00am.

Appendix A

SUPPLEMENTARY INFORMATION

Divisional Analysis - 2005 on a quarterly basis (at constant exchange rates)
(based upon the way businesses are managed)

(at 2005 constant exchange rates)	3 months to 31 Mar 2005 £m (unaudited)	3 months to 30 Jun 2005 £m (unaudited)	3 months to 30 Sep 2005 £m (unaudited)	3 months to 31 Dec 2005 £m (unaudited)	Year to 31 Dec 2005 £m (unaudited)
Business Analysis					
Revenue					
Textiles & Washroom Services	158.7	162.7	161.1	160.5	643.0
Pest Control	50.0	53.4	53.8	52.2	209.4
Tropical Plants	22.9	24.5	23.9	31.1	102.4
Electronic Security	61.2	66.1	61.7	74.4	263.4
City Link	25.4	32.1	27.0	41.0	125.5
Manned Guarding	82.8	90.7	92.3	99.4	365.2
Other	112.8	114.3	112.6	130.3	470.0

Facilities Services	195.6	205.0	204.9	229.7	835.2
Asia_Pacific	21.6	22.3	22.5	23.2	89.6
Other	8.0	8.2	8.1	8.4	32.7
Continuing operations at 2005 constant exchange rates	543.4	574.3	563.0	620.5	2,301.2
Exchange	(0.5)	(3.8)	1.5	2.8	-
Continuing operations as reported*	542.9	570.5	564.5	623.3	2,301.2

Operating Profit*

Textiles & Washroom Services	30.2	31.1	31.0	23.1	115.4
Pest Control	15.3	16.7	18.1	17.1	67.2
Tropical Plants	1.2	1.9	1.8	4.6	9.5
Electronic Security	7.9	9.3	9.0	9.6	35.8
City Link	5.1	7.4	6.1	10.5	29.1
Manned Guarding	2.5	3.4	3.4	4.9	14.2
Other	9.4	7.3	9.8	8.3	34.8
Facilities Services	11.9	10.7	13.2	13.2	49.0
Asia Pacific**	5.5	5.9	5.7	6.2	23.3
Other	3.1	3.2	3.1	3.3	12.7
Central Items	(6.9)	(11.6)	(6.9)	(8.1)	(33.5)
Continuing operations at 2005 constant exchange rates	73.3	74.6	81.1	79.5	308.5
Exchange	0.4	(0.6)	0.1	0.1	-
Continuing operations as reported*	73.7	74.0	81.2	79.6	308.5

Geographic Analysis

Revenue

United Kingdom	245.3	262.7	246.4	288.7	1,043.1
Continental Europe	206.5	216.1	213.1	221.1	856.8
North America	61.5	64.8	72.6	79.0	277.9
Asia Pacific	21.7	22.3	22.5	23.1	89.6
Africa	8.4	8.4	8.4	8.6	33.8
Continuing operations at 2005 constant exchange rates	543.4	574.3	563.0	620.5	2,301.2
Exchange	(0.5)	(3.8)	1.5	2.8	-
Continuing operations as reported*	542.9	570.5	564.5	623.3	2,301.2

Operating Profit*

United Kingdom	26.2	23.2	23.9	30.9	104.2
Continental Europe	36.4	39.0	44.6	32.3	152.3
North America	1.8	2.8	3.4	6.4	14.4
Asia Pacific	5.7	6.2	5.9	6.5	24.3
Africa	3.2	3.4	3.3	3.4	13.3
Continuing operations at 2005 constant exchange rates*	73.3	74.6	81.1	79.5	308.5
Exchange	0.4	(0.6)	0.1	0.1	-
Continuing operations as reported*	73.7	74.0	81.2	79.6	308.5

* Before amortisation of customer lists and items identified as exceptional

** The business analysis for Asia Pacific includes UK Sector costs which are included in the UK in the Geographic Analysis.

Appendix B

Divisional Analysis - 2005 on a quarterly basis (at actual exchange rates)
(based upon the way businesses are managed)

(at actual exchange rates)	3 months to 31 Mar 2005 £m (unaudited)	3 months to 30 Jun 2005 £m (unaudited)	3 months to 30 Sep 2005 £m (unaudited)	3 months to 31 Dec 2005 £m (unaudited)	Year to 31 Dec 2005 £m (unaudited)
Business Analysis					
Revenue					
Textiles & Washroom Services	160.1	161.7	161.1	160.1	643.0
Pest Control	50.2	53.0	53.9	52.3	209.4
Tropical Plants	22.4	24.2	24.2	31.6	102.4
Electronic Security	61.4	65.8	61.7	74.5	263.4
City Link	25.4	32.1	27.0	41.0	125.5
Manned Guarding	81.1	89.5	93.1	101.5	365.2

Other	112.9	114.2	112.6	130.3	470.0
Facilities Services	194.0	203.7	205.7	231.8	835.2
Asia Pacific	21.2	22.1	22.7	23.6	89.6
Other	8.2	7.9	8.2	8.4	32.7
Continuing operations as reported	542.9	570.5	564.5	623.3	2,301.2
Operating Profit*					
Textiles & Washroom Services	30.8	30.8	31.0	22.8	115.4
Pest Control	15.2	16.6	18.2	17.2	67.2
Tropical Plants	1.1	1.9	1.8	4.7	9.5
Electronic Security	8.0	9.2	9.0	9.6	35.8
City Link	5.1	7.4	6.1	10.5	29.1
Manned Guarding	2.4	3.3	3.5	5.0	14.2
Other	9.4	7.4	9.7	8.3	34.8
Facilities Services	11.8	10.7	13.2	13.3	49.0
Asia Pacific**	5.3	5.9	5.8	6.3	23.3
Other	3.2	3.1	3.1	3.3	12.7
Central Items	(6.8)	(11.6)	(7.0)	(8.1)	(33.5)
Continuing operations as reported*	73.7	74.0	81.2	79.6	308.5
Geographic Analysis					
Revenue					
United Kingdom	245.3	262.7	246.4	288.7	1,043.1
Continental Europe	209.0	214.2	213.3	220.3	856.8
North America	58.9	63.3	73.7	82.0	277.9
Asia Pacific	21.2	22.1	22.7	23.6	89.6
Africa	8.5	8.2	8.4	8.7	33.8
Continuing operations as reported*	542.9	570.5	564.5	623.3	2,301.2
Operating Profit*					
United Kingdom	26.2	23.2	23.9	30.9	104.2
Continental Europe	36.7	38.6	44.6	32.4	152.3
North America	1.7	2.8	3.4	6.5	14.4
Asia Pacific	5.7	6.2	6.0	6.4	24.3

Africa	3.4	3.2	3.3	3.4	13.3
Continuing operations as reported*	73.7	74.0	81.2	79.6	308.5

*Before amortisation of customer lists and items identified as exceptional

** The business analysis for Asia Pacific includes UK Sector costs which are included in the UK in the Geographic Analysis.

This information is provided by RNS
The company news service from the London Stock Exchange